1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 13, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC October 2023 Revenue Report

HSINCHU, Taiwan, R.O.C. – Nov. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for October 2023: On a consolidated basis, revenue for October 2023 was approximately NT$243.20 billion, an increase of 34.8 percent from September 2023 and an increase of 15.7 percent from October 2022. Revenue for January through October 2023 totaled NT$1,779.41 billion, a decrease of 3.7 percent compared to the same period in 2022.

TSMC October Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	October 2023	September 2023	M-o-M Increase (Decrease) %	October 2022	Y-o-Y Increase (Decrease) %	January to October 2023	January to October 2022	Y-o-Y Increase (Decrease) %
Net Revenue	243,203	180,430	34.8	210,266	15.7	1,779,410	1,848,625	(3.7)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Division Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for October 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
Oct.	Net Revenue	243,202,811	210,265,633
Jan. ~ Oct.	Net Revenue	1,779,409,796	1,848,625,057
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	318,875,046	97,305,000	-
TSMC China**	92,851,013	53,601,750	39,006,000
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,275,500,182	2,699,023	2,699,023
TSMC**		243,262,500	243,262,500
TSMC***		390,271,543	260,531,527
TSMC****		14,037,868	14,037,690
TSMC Japan Ltd.*****	322,354	285,780	285,780
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Development, a wholly-owned subsidiary of TSMC.
***** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	33,180,318
	Mark to Market of Outstanding Contracts	93,347
	Cumulative Unrealized Profit/Loss	(441,440)
Expired Contracts	Cumulative Notional Amount	576,609,578
	Cumulative Realized Profit/Loss	5,349,710
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,968,441
	Mark to Market of Outstanding Contracts	(6,124)
	Cumulative Unrealized Profit/Loss	(388,188)
Expired Contracts	Cumulative Notional Amount	132,742,152
	Cumulative Realized Profit/Loss	(578,006)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	4,034,575
	Mark to Market of Outstanding Contracts	(13,997)
	Cumulative Unrealized Profit/Loss	82,428
Expired Contracts	Cumulative Notional Amount	45,081,778
	Cumulative Realized Profit/Loss	73,235
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,899
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		(17,450)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,786,167
	Mark to Market of Outstanding Contracts	48,739
	Cumulative Unrealized Profit/Loss	45,653
Expired Contracts	Cumulative Notional Amount	7,917,384
	Cumulative Realized Profit/Loss	68,895
Equity price linked product (Y/N)		N